UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


Frontier Oilfield Services, Inc.
(Name of Issuer)


Common Stock, $0.01 value per share
(Title of Class of Securities)


35914t107
(CUSIP Number)


Stephen J. Paine, 333 Texas St., 1400 Regions Tower,
Shreveport, LA  71101
(318) 227-3500
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


December 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.Names of Reporting Persons.
    Newton W. Dorsett
--------------------------------------------------------------------
2.Check the Appropriate Box if a Member of a Group(a)   (b)
--------------------------------------------------------------------

3.SEC Use Only
--------------------------------------------------------------------
4.Source of Funds:
    AF, PF, WC
--------------------------------------------------------------------
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)
--------------------------------------------------------------------
6.Citizenship or Place of Organization:
    Louisiana
--------------------------------------------------------------------



                    7. Sole Voting Power    		1,548,522
Number of
Shares
Beneficially        8.  Shared Voting Power    		0
Owned by
Each Reporting
Person With         9. Sole Dispositive Power     	1,548,522


                    10. Shared Dispositive Power     	0


11.Aggregate Amount Beneficially Owned by Each Reporting Person:
     28.4%
------------------------------------------------------------------
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
------------------------------------------------------------------
13.Percent of Class Represented by Amount in Row (11):
     28.4%
------------------------------------------------------------------
14.Type of Reporting Person:
     IN
------------------------------------------------------------------



ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D ("Schedule 13D") relates to the common stock ("Common Stock") of Frontier Oilfied Services, Inc., a Texas corporation (the "Company"), whose principal executive offices are located at 3030 LBJ Freeway, Suite 1320, Dallas, Texas 75234.


ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Newton W. Dorsett ("Mr. Dorsett" or the "Reporting Person"). Mr. Dorsett's principal business address is 220 Travis Street,
Ste. 501, Shreveport, Louisiana 71101. Mr. Dorsett's principal occupation is an investor in the oil and gas industry. Mr. Dorsett also owns an upscale hotel in downtown Shreveport, Louisiana. During the past five years, Mr. Dorsett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil pro-ceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Dorsett was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Dorsett is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock purchased by Mr. Dorsett on his own behalf were purchased with personal funds generated and held by Mr. Dorsett. The purchase price for the 60,323 shares of Common Stock purchased by Mr. Dorsett on his own behalf was approximately $16,870.50.

Bryan-Walker, L.L.C. ("Bryan-Walker") is a limited liability company formed pursuant to the laws of the State of Louisiana on January 13, 1998. Bryan-Walker is wholly-owned by Mr. Dorsett. On December 11, 2014, Bryan-Walker purchased 253,895 shares of Common Stock for $35,545.30 and on December 31, 2014, Bryan-Walker purchased another 462,153 shares of Common Stock for $64,701.42. All of the shares of Common Stock Mr. Dorsett is deemed to bene-ficially own as the sole owner of Bryan-Walker were purchased with money con-tributed to Bryan-Walker by Mr. Dorsett. Such funds were personal funds generated by Mr. Dorsett.


ITEM 4. PURPOSE OF TRANSACTION

The Common Stock covered by this Schedule 13D were acquired by Mr. Dorsett for investment purposes in the ordinary course of his business as an investor. The purpose of this filing, among other matters, is to state that Mr. Dorsett has become the beneficial owner of greater than 20% of the Common Stock of the Company.

Pursuant to a corporate resolution of the board of directors of the Company dated June 18, 2014, Mr. Dorsett was appointed as a special advisor and consultant to the board of directors for all financial and operational matters regarding the Company and its subsidiaries. Since that date, Mr. Dorsett has been advising the Company in a variety of matters, including (a) managing expenses and (b) overseeing subsidiary operations. Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Dorsett does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through
(j) of Item 4 of Schedule 13D. Mr. Dorsett reserves the right to change plans and take any and all actions that Mr. Dorsett may deem appropriate to maximize the value of his investment including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Dorsett in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Dorsett may take any other action with respect to the Company or any of the Company's debt or equity securities in any manner permitted by applicable law.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Dorsett may be deemed to beneficially own 1,548,522 shares of Common Stock, which is equal to approximately 28.4% of the outstanding shares, based on 5,457,468 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q filed on November 13, 2014. As of the date hereof, 716,048 shares of Common Stock beneficially owned by Mr. Dorsett are owned of record by Bryan-Walker.

(b) Mr. Dorsett may be deemed to have sole voting and dispositive power for all such shares held of record by Bryan-Walker and Mr. Dorsett directly.

(c) The following table details the transactions effected by Mr. Dorsett in the past 60 days.

Bryan-Walker, L.L.C.:
Date of Transaction	Number of Shares	Price Per Share
December 11, 2014	253,895			$0.14
December 31, 2014	462,153			$0.14

Newton W. Dorsett:
Date of Transaction	Number of Shares	Price Per Share
January 5, 2015		1,000			$0.80
January 9, 2015		1,900			$0.75
January 12, 2015	2,960			$0.80
January 15, 2015	2,313			$0.80
January 22, 2015	1,000			$0.70


(d) Not applicable.

(e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2015


By: /s/ Newton W. Dorset
Name: Newton W. Dorsett, individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the repre-sentative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)